Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

June 13, 2005

Abby Adams

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Commonwealth Telephone Enterprises, Inc. (the “Company”)
Registration Statement on Form S-4, Amendment No. 3
Schedule TO-I, Amendment No. 2
File No.: 333-124555

Dear Ms. Adams:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 7, 2005 (the “Comment Letter”) regarding Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement and Amendment No. 2 to the Schedule TO-I (the “Tender Offer Statement”).

We have enclosed three clean copies of each Amendment, as well as three copies of each Amendment marked to show changes from the previous amendment. The changes reflected in the Amendments include those made in response to the Comment Letter and various other changes that are intended to update, clarify and render the information complete.

Set forth below are the Staff’s comments numbered 1 through 3, and responses to the comments.

Schedule TO-I

1.	Revise the Schedule TO-I to incorporate the amended registration statement.

The Tender Offer Statement has been revised in response to the Staff’s comment.

Form S-4

Material United States Federal Income Tax Considerations, page 52

2.	We reissue comment 2. You explain that counsel cannot provide an unqualified opinion with respect to the tax consequences discussed on pages 49 and 50 because “there is no authority directly addressing the issue.” As stated in our prior comment, please revise this section to explain why counsel is not able to opine on the material federal income tax consequences and describe the degree of uncertainty. For example, please briefly explain the applicable standards or guidance, such as how you determine whether there has been a “significant modification” in the notes and why counsel believes the receipt of the exchange fee should be ordinary income rather than capital gains. Provide similar disclosure on page 53 regarding constructive dividends. In addition, revise the “Constructive Dividends” paragraph to provide counsel’s opinion regarding the tax consequences. Remove the terms “may” and “would” from both sections.

The Registration Statement has been revised in response to the Staff’s comment. As set forth in the beginning of the tax disclosure, the entire tax disclosure is the opinion of Tax Counsel.

3.	Please refer to comment 3. Unless the tax treatment of the exchange could differ from security holder to security holder based on their particular circumstances, the revised disclaimers in the third and sixth paragraphs on page 53 should be further revised or removed.

The Registration Statement has been revised in response to the Staff’s comment.

* * *

We appreciate your assistance in this matter. Please do not hesitate to call me at 570-631-2802, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Raymond B. Ostroski
Raymond B. Ostroski Senior Vice President, General Counsel & Secretary

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